ITEM 77

A Special meeting of the Shareholders of Paribas Trust for Institutions was held on August 29, 1996.

1.	Approve liquidation of the Quantas Equity Managed Portfolio

	On the liquidation of the Quantas Equity Managed Portfolio, the holders of 99.58% of the shares present at the Meeting had voted in favor of the liquidation.